Exhibit 99.1

VIA SEDAR
To the Securities Regulatory Authorities:
RE:	Entrée Gold Inc. (the “Company”)
Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations (“NI 51-102”)

Pursuant to section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of the shareholders of Entrée Gold Inc. held on May 16, 2011 in Vancouver, British Columbia.

		MATTERS VOTED UPON	OUTCOME

1	.	To determine the number of directors at	CARRIED on a show of hands
seven.

2	.	To elect the seven nominees set forth in	CARRIED on a show of hands
the Company’s Information Circular for
the annual general meeting to be held on
May 16, 2011, as directors for the
ensuing year.

3	.	To re-appoint Davidson & Company	CARRIED on a show of hands
LLP, Chartered Accountants, as the
Company’s auditor for the ensuing
financial year and to authorize the
directors to set the auditor’s
remuneration.

4	.	To approve amendments to, and the	CARRIED on a show of hands
renewal of, the Company’s Stock Option
Plan.

Yours truly,

ENTRÉE GOLD INC.

“Susan McLeod”

Susan McLeod
Vice President, Legal Affairs and Corporate Secretary